FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ....  October..........................................     ,    2008..
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F          X         Form 40-F
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                 No        X
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date.... October 10, 2008.......	By	....../s/...... Masashiro Kobayashi..................
(Signature)*

Masashiro Kobayashi General Manager Global Finance Management Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1.	Notice Regarding Market Purchase of Own Shares and Completion of Acquisition

October 10, 2008
Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
[Tokyo (First section) and other Stock Exchanges]
Inquiries:
Masahiro Osawa
Managing Director, Group Executive,
Finance & Accounting Headquarters
+81-3-3758-2111
Notice Regarding Market Purchase of Own Shares and Completion of Acquisition
(Under the provisions of its Articles of Incorporation pursuant to paragraph 2, Article 165 of the Corporation Law of Japan)
Today, Canon Inc. announced that it has acquired its own shares as follows, under Article 156, as applied pursuant to paragraph 3, Article 165, of the Corporation Law, and that it has completed the acquisition resolved at its Board of Directors meeting held on September 16, 2008.
Details of acquisition

1. Type of shares acquired:	Shares of common stock
2. Total number of shares acquired:	12,877,200 shares
3. Total cost of acquisition:	49,999,985,000 yen
4. Period of acquisition:	From September 17, 2008 to October 9, 2008
5. Method of acquisition:	Purchased on the Tokyo Stock Exchange
(Reference)
Details of acquisition as resolved at the Board of Directors meeting held on September 16, 2008

1. Type of shares to be acquired:	Shares of common stock
2. Total number of shares to be acquired:	Up to 14.5 million shares
(Equivalent to 1.1% of outstanding shares)
3. Total cost of acquisition:	Up to 50 billion yen
4. Period of acquisition:	From September 17, 2008 to October 20, 2008